Notice of Exempt Solicitation

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2022 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

March 24, 2022

Dear Wells Fargo & Company Shareholders,

We are writing to urge you to VOTE “FOR” Item 7 on the proxy card, which asks the Company to report on board diversity efforts. The Proposal makes the following request:

Resolved: Shareholders request that Wells Fargo report annually on its policies and practices to help ensure its elected Board of Directors attains racial and gender representation that is better aligned with the demographics of its employees and customers and/or regions in which it operates.

The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Supporting Statement: A report adequate for investors could, with board discretion, include disclosure of:

•	Board targets aligned with the current employee and customer demographics (for example, using company’s country/state headquarter demographics as a proxy)
•	Progress/challenges meeting racial and/or gender board diversity targets
•	Strategies or practices deployed to increase diversity of board candidates

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Greater board diversity can improve company performance
2.	Regulations & listing standards recognize the importance of board diversity, more is needed
3.	Companies with board diversity reflective of their employee and customer base are better positioned to outperform
4.	Wells Fargo’s board diversity is largely disproportionate with its employees’ and customers’ demographics
5.	Current board diversity efforts and reporting do not fulfill the purpose of the Proposal, which is to commit to increasing board diversity so that it is aligned with the Company’s customer and/or regional demographics

1.	Greater board diversity can improve company performance

A large body of research shows that board diversity can result in increased shareholder value.

-	Boston Consulting Group finds companies with greater board diversity had 19 percent higher revenues than competitors.
-	A 2020 McKinsey report reveals that companies with executive teams in the top quartile of gender diversity are 25% more likely to have above-average profitability than companies in the bottom quartile.
-	Bernile, Baghwat, and Yonker (2018) find that greater board diversity correlates with lower stock price volatility and improved performance.
-	Harvard Law finds companies may be better positioned to recognize and respond to the interests of diverse stakeholders.
-	The Carlyle Group (2020) finds that its portfolio companies with two or more diverse directors had average earnings growth of 12.3% over the previous three years, compared to 0.5% among portfolio companies with no diverse director.

2.	Regulations & listing standards recognize the importance of board diversity, more is needed
-	Regulation has increased as the value of board diversity becomes more evident. At least 12 states have adopted board diversity requirements. California requires that two or three board members come from an underrepresented community.
-	The Nasdaq also requires companies to attain at least two diverse directors.
-	In a country with 51 percent women and 42 percent racial/ethnic minorities, we believe current regulatory requests and listing requirements to attain only two to three diverse board members is necessary but not sufficient. Companies can and should commit to publicly set more ambitious diversity goals to reflect stakeholders’ gender and racial/ethnic demographics (amongst other types of diversity) in the coming years.

3.	Companies with board diversity reflective of their employee and customer base are better positioned to outperform
-	Institutional Shareholder Services (ISS) finds that 61 percent of investors believe boards should “aim to reflect company’s customer base and the broader societies in which they operate by including directors drawn from racial and ethnic minority groups.”
-	The role of the Board of Director’s is to represent the company’s shareholders by directing strategy, overseeing management, and protecting investors’ interests. When corporate boards include diverse members, the board is better positioned to recognize the wide-scale needs and interests of its customers and shareholders. This is why investor confidence and company performance can improve with greater board diversity.
-	Just as companies set quantitative financial goals, board diversity goals are essential for companies to achieve a board more reflective of its customer/employee base. Public disclosure of these concrete goals can hold Wells Fargo accountable. In the absence of public diversity goals, companies are unlikely to diversify past the 25 to 35 percent mark, which is insufficient as our country’s population increasingly diversifies.

4.	Wells Fargo’s board diversity is largely disproportionate with its employees’ and customers’ demographics
-	Wells Fargo’s 2022 proxy statement states that the board is currently comprised of 36 percent women and 29 percent racially/ethnically diverse directors. This remains disproportionate with its U.S. employee workforce comprised of 56 percent women and 45 percent racially/ethnically diverse employees, and the U.S. population’s demographics comprised of 51 percent women and 42 percent minorities.
-	This proposal requests Wells Fargo consider further diversifying its board to maintain a composition similar to the stakeholders it represents.

5.	Current board diversity efforts and reporting do not fulfill the purpose of the Proposal, which is to commit to increasing board diversity so that it is aligned with the Company’s customer and/or regional demographics
-	The Company’s opposition statement says, “We believe our current practices to continue to enhance our Board diversity and our robust disclosures in our proxy statement are responsive to the concerns raised in this Proposal.” Yet, Wells Fargo’s current efforts are far from sufficient in fulfilling the purpose of the Proposal, which is achieving board diversity in greater alignment with the Company’s customer and/or geographic demographics. Wells Fargo’s opposition statement also states:
-	“Wells Fargo is committed to advancing diversity, equity, and inclusion and that commitment includes continuing to enhance the diversity of our Board.
-	Our director nomination process includes, as one of its criteria, consideration of gender, race, and ethnic diversity.
-	We provide robust disclosures about our commitment to board diversity, including the process for recruiting diversity candidates and a Board experience matrix that includes Board members’ self-identified gender, race, and ethnicity information.”
-	These vague, nondescript acknowledgments of the importance of board diversity do not replace the need for quantitative goals that will help the company attain board diversity in greater alignment with its employee and customer base. The company is in need of more robust, concrete disclosures, policies, and practices.

Conclusion

For all the reasons provided above, we strongly urge you to support Item 7. Greater board diversity has been shown to lead to increased shareholder value, which we believe is in the long-term best interest of shareholders. Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing. The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.